May 14, 2014

SUBMITTED VIA EDGAR

Kristina Aberg

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                    Ashford Inc.

Registration Statement on Form 10-12(b)

Filed April 7, 2014

File No. 001-36400

Dear Ms. Aberg:

Ashford Inc. (“Ashford Inc.”) has received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 8, 2014 with respect to its Registration Statement on Form 10 (001-36400) that was filed on April 7, 2014 (the “Registration Statement”).  On behalf of Ashford Inc., we respectfully submit the responses below to your comment letter.  To facilitate your review, the comments of the staff have been set forth below in italics and are followed by our responses.

Concurrently with the filing of this letter, Ashford Inc. is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.  The Revised Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein.  We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the April 7, 2014 filing to facilitate the Staff’s review.

General

1.                                      Please provide us with a detailed analysis as to why the spin-off meets the valid business purpose test set forth in Staff Legal Bulletin No. 4 (Sept. 16, 1997). We note, for example, that after the spin-off you, Ashford Hospitality Prime, and Ashford Hospitality Trust will have in place a common management team, that you will conduct substantially the same business as prior to the spin-off, and that substantially all of your business will be

Kristina Aberg

May 14, 2014

conducted with Ashford Prime and Ashford Trust. We may have further comment after we review your analysis

Ashford Hospitality Trust, Inc. (“Ashford Trust”) and Ashford Hospitality Prime, Inc. (“Ashford Prime”) will each be externally advised and, through the applicable advisory agreement with Ashford Inc., will have the same management team as Ashford Inc.  However, each entity will operate the following distinct businesses:

•                  Ashford Trust will invest opportunistically across all segments and at all levels of the capital structure within the hospitality industry, with revenue per available room (“RevPAR”) criteria outside of Ashford Prime’s initial investment focus;

•                  Ashford Prime will invest primarily in luxury, upper-upscale and upscale full-service and select-service hotels anticipated to generate RevPAR at least twice the national average, located predominantly in domestic gateway markets; and

•                  Ashford Inc. will provide asset management and external advisory services to other entities, initially serving as the external advisor of Ashford Trust and Ashford Prime.

In addition, the board of directors of Ashford Inc., Ashford Trust and Ashford Prime will be separate and distinct from each other, with the exception of Monty J. Bennett who will serve on the board of directors of each such entity after completion of the separation and distribution.  Although Ashford Inc.’s initial advisory clients will consist of only Ashford Trust and Ashford Prime, Ashford Inc. may perform similar functions for new or additional platforms.

Ashford Trust has determined that there is a valid business purpose for the spin-off as set forth in Staff Legal Bulletin No. 4 (Sept. 16, 1997) based on factors including but not limited to the following:

i.                  Enhanced growth opportunities.  Ashford Inc.’s business represents a discrete and separate portion of Ashford Trust’s overall business strategy.  Ashford Inc. is not a REIT and its business has different financial and operational requirements than Ashford Trust’s business.  Ashford Trust, as a hotel REIT,  is focused on investing opportunistically across all segments and at all levels of the capital structure within the hospitality industry while Ashford Inc.’s business will be to serve as the external advisor and focus on asset managing and advising Ashford Trust, Ashford Prime and potential new or additional platforms.  The separation will allow each company to better tailor its business strategies to best address growth opportunities in its industry.

ii.               Increased transparency. The separation will enable potential investors and the financial community to evaluate the performance and assess the strategy of each company separately.  Ashford Trust’s board of directors believes the additional information available resulting from the separate disclosure will allow each

Kristina Aberg

May 14, 2014

company’s securities to be appropriately valued by the market and may result in a higher aggregate market value than the value of the combined company.

iii.            Tailored capital structure.  Each company will have the flexibility to create a capital structure tailored to its strategic goals and consistent with its stockholders’ interests, which may improve access to the capital markets for both Ashford Trust and Ashford Inc., as compared to Ashford Trust common stock prior to the distribution.  Further, Ashford Trust’s board of directors believes that the creation of a business model with few fixed assets, significant growth potential and stability of earnings, while maintaining alignment of stockholder interests between Ashford Inc. and the two companies it initially advises could unlock value in the asset management platform.

iv.           Investor choice.  Ashford Trust’s board of directors believes that the lodging investment business and the asset management business appeal to different types of investors with different investment goals and risk profiles.  Following the separation and distribution, investors will be able to pursue investment goals in either or both companies.  In addition, management should be able to establish goals, implement business strategies and evaluate growth opportunities in light of investor expectations specific to each company’s respective business, without undue consideration of investor expectations for the other business.

2.                                      Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note your disclosure in the information statement, as a condition to the distribution, you state that registration statement on Form 10 shall have “become effective.” Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

We confirm our and the Company’s understanding that the registration statement on Form 10 will be deemed effective by lapse of time 30 days after receipt of certification from the relevant national securities exchange (the “Exchange”) that the Ashford Inc. common stock has been approved by such exchange for listing and registration, and that Ashford Inc. will become subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at such time even if all Staff comments have not been cleared. Currently, we intend to request an acceleration of effectiveness for the Form 10 upon the delivery of the Exchange’s notification to the Commission. We have revised the disclosure throughout the Information Statement to state that, as a condition to the

Kristina Aberg

May 14, 2014

completion of the separation and distribution, our registration statement on Form 10 “shall be effective.”

3.                                      Please provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion of hotel growth and, more specifically, RevPAR growth within the hospitality industry culled from research conducted by PKF Hospitality Research, LLC and Smith Travel Research. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

The requested materials are being provided to the Staff via a separate letter on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act.  In accordance with such Rule, we hereby request that such materials be returned to us promptly following completion of the Staff’s review thereof.  In such separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. §200.83.

4.                                      Please also submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

We acknowledge the Staff’s comment regarding prompt submission of all exhibits and the potential for further comments after the Staff’s review of such exhibits, and we confirm that we will submit all exhibits as promptly as possible.

5.                                      Please advise us whether you intend to appoint directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment of the registration statement. Refer to CDI 104.03 under Exchange Act Forms.

Ashford Inc. does not intend to appoint any directors (other than Monty J. Bennett who is already a director of the Company) prior to the filing of the final pre-effective amendment of our registration statement on Form 10.  Although the remainder of the directors of the Company will be appointed after our registration statement on Form 10 is effective but before completion of the separation and distribution, we will provide the biographical information about each director nominee in a subsequent amendment to the Form 10, following the completion of the interview process.  Ashford Inc. does not intend to have any of the directors sign a pre-effective amendment of the registration statement.  In accordance with the requirements of Form 10, an officer of Ashford Inc. will sign all pre-effective amendments of the registration statement on Form 10.

Kristina Aberg

May 14, 2014

6.                                      We note a discussion of expected revenues and expenses of this entity (i.e., $38 million of revenue and $28 million of expenses) in your Q4 2013 earnings call. Please tell us the basis for these amounts and explain the differences between these expected amounts and the historical and pro formas amounts disclosed in your filing.

The difference between the expected revenues of Ashford Inc. that were provided in our Q4 2013 earnings call (i.e., $38 million) and the pro forma revenues of Ashford Inc. that we include in the Revised Registration Statement (i.e., $33.9 million) is due to a timing difference.  Based on current total market capitalization at the time of the earning call, the expected annual revenue would have been approximately $38 million.  However, the pro forma amounts were calculated based on quarter-end total market capitalization, which resulted in expected annual revenue of approximately $33.9 million.  The difference between the expected expenses of Ashford Inc. that were provided in our Q4 2013 earnings call (i.e., $28 million) and the pro forma expenses of Ashford Inc. that are in the Revised Registration Statement (i.e., $49.84 million) is primarily due to the fact that the salaries and benefits expense included in the historical combined financial statements includes allocated stock-based compensation from Ashford Trust of $21.2 million for the year ended December 31, 2013.  The Company anticipates that annual salaries and benefits expense going forward will be in the range of $25 million to $28 million, which is noted in footnote (1) on page 19 of the Information Statement

INFORMATION STATEMENT SUMMARY

Our Company, page 1

7.                                      Please supplement your disclosure here and under the Our Duties as Advisor subheading on page 46 to better discuss the specific “external advisory” services that Ashford Inc. intends to provide. In this regard, please detail the responsibilities of Ashford Inc. in its role as advisor in contrast to property management services provided by Remington Lodging under your mutual exclusivity agreement. We may have further comments based on your response.

We respectfully note that the duties of Ashford Inc., in the role of advisor are described with significant specificity in the section titled “Our Business — Our Initial Advisory Agreements — Our Duties as Advisor,” beginning on page 45.  We have revised the disclosure on pages 1 and 47 of the Information Statement as requested to include a statement related to the fact that the day-to-day operations of the properties will be the responsibility of the property managers.

Kristina Aberg

May 14, 2014

Our Business Strategy, page 2

8.                                      Please expand your disclosure here to discuss whether the company has plans to target specific business platforms beyond the hospitality sector.

We have updated the disclosure on pages 2 and 44 of the Information Statement as requested to include such information.

Our Competitive Strengths, page 3

9.                                      We note your disclosure throughout this section regarding the percentage return on equity for Ashford Trust. Please tell us how you determined that such information is appropriate and provide us detailed information regarding how each return was calculated. We may have additional comment.

Ashford Inc. notes in the Information Statement that Ashford Trust has experienced an approximate 132.2% total return measured from its initial public offering through December 31, 2013 and that since January 2009 Ashford Trust has generated the highest total return to stockholders of all publicly-traded lodging real estate investment trusts that existed throughout that period, with an approximate 1129.7% total return measured from January 1, 2009 through December 31, 2013.  Total return as used in both such contexts is measured as the increase in the market price of common stock over the specified time period, assuming all dividends are reinvested into additional shares of common stock.  Ashford Inc. determined that such information was appropriate to include in the Information Statement as a means of demonstrating the ability of the management team of Ashford Inc. to deliver value to stockholders and the overall experience of such management team, which Ashford Inc. considers to be two of its competitive strengths.  The track record of Ashford Trust is relevant since the management team of Ashford Trust will be the same management team that will be responsible for leading Ashford Inc. after the separation and distribution and delivering results for its stockholders.  We have noted, however, on page 9, 23 and 64 that these historical results are not necessarily indicative of Ashford Inc.’s future results of operations.

Our History and Relationship with Ashford Prime and Ashford Trust, page 4

10.                               We refer to the fee table on page 5 and page 51. Please quantify the base fee and incentive fee that would have been payable to you in 2013 under the advisory agreements had you been a separate company in 2013.

We have updated the disclosures on pages 5-6, 50-51 and 85 of the Information Statement as requested to include such information.

Kristina Aberg

May 14, 2014

Summary Risk Factors, page 8

11.                               We note your summary risk factor at the bottom of page 9 regarding your relationship with Remington Lodging. Please include an additional risk factor in this section to summarize your reliance on Remington, consistent with your disclosure on page 28 of the risk factors section.

We acknowledge the Staff’s comment regarding supplementing the disclosure in the summary risk factor to include a risk factor summarizing Ashford Inc.’s reliance on Remington Lodging and Hospitality LLC (“Remington”), however, we note that the risk associated with Ashford Inc.’s relationship with Remington is primarily associated with conflicts of interest, which is included in the summary risk factors.  Given the nature of Ashford Inc.’s business as an external advisor and asset manager, its reliance on Remington as a property manager for Ashford Trust and Ashford Prime does not seem to warrant such additional risk factor disclosure.

12.                               Please expand this risk factor to clarify that Remington Lodging may direct investment opportunities away from you.

We respectfully acknowledge the Staff’s comment regarding supplementing the disclosure in the summary risk factor referenced in question 11 above to include the risk that Remington may direct investment opportunities away from Ashford Inc.  Under our mutual exclusivity with Remington, Remington will be obligated to direct certain investments to Ashford Trust and Ashford Prime but if Ashford Trust or Ashford Prime reject such investment opportunity Remington may pursue such investment opportunity itself, which would result in Remington directly competing against an entity that Ashford Inc. advises.  The last summary risk factor provided on page 10 of the Information Statement addresses such risk.

13.                               Please also update this risk factor to clarify that the officers of Remington face competing demands on its time in discharging its duties to you.

We acknowledge the Staff’s comment regarding supplementing the risk factor disclosure to clarify that the officers of Remington face competing demands on their time in discharging their duties to Ashford Inc.  We have added disclosure in the summary risk factors on page 10 and in the “Risk Factors” section on page 29 to note that the chief executive officer, who is also an officer of Remington, will face competing demands on his time.  Ashford Inc. does not believe that the demands on the time of other officers of Remington are a material risk to future stockholders of Ashford Inc.

Kristina Aberg

May 14, 2014

14.                               Please also include disclosure to reflect, if true, that your mutual exclusivity agreement will not be negotiated at arm’s length and discuss the attending risks.

We have updated the disclosures on pages 9 and 27-28 of the Information Statement as requested to include such information.

Accounting Treatment of Our Formation Transactions, page 12

15.                               Please tell us how you determined the amount of cash ($15 million) that will be contributed by Ashford Trust OP for shares of your common and the number of shares that will be issued as part of the separation once it is determined.

We have revised the disclosure to indicate that the amount of cash to be contributed to Ashford Inc. will be $22.0 million.  In determining the total amount of cash to be contributed to Ashford Inc., the Board took into consideration the anticipated corporate working capital needs of Ashford Inc.

16.                               Please tell us how you will account for the transactions costs related to the separation and distribution.

The costs of the separation and distribution will be borne by Ashford Trust.  Accordingly, no disclosure is necessary in the Ashford Inc. registration statement.

17.                               We note adjustments (BB) and (CC) which increase base management revenue based on estimated total enterprise value. Please tell us why you believe this adjustment is factually supportable. Tell us what consideration you gave to including the minimum base fee in the financial statement adjustments with accompanying footnote disclosure regarding the potential amounts when based on your estimates of total enterprise value.

With respect to the Ashford Prime base fee, the amount included in the historical financial statements represented the actual base fee earned from November 19, 2013 (the date of the spin-off) through December 31, 2013.  In order to estimate the pro forma base fee for the year ended December 31, 2013, we used the actual total market capitalization (previously referred to as total enterprise value but revised in this amendment) (“TMC”) at December 31, 2013 to estimate what the annual fees would have been for the entire year.  The adjustment in (BB) represents the difference between the annual amount calculated and the actual amount recorded in the historical financial statements for the stub period noted above.  Management believes that this calculation is factually supportable as (i) we used the actual TMC at December 31, 2013, which is based on observable inputs and (ii) was calculated using the formula in the advisory agreement that is currently in place.  In summary, the $6.6 million adjustment in (BB) is the required adjustment to record 0.70% of the December 31, 2013 TMC of Ashford Prime.

Kristina Aberg

May 14, 2014

With respect to the Ashford Trust advisory fee, the following methodology was employed.  The TMC is a calculation that takes the quarterly average fully diluted common shares times the quarterly weighted average common share price plus average debt outstanding plus average preferred stock outstanding.  For each quarter, management calculated the weighted average shares outstanding.  The weighted average shares were then multiplied by the weighted average adjusted share price.  By using the adjusted share price in this calculation we were able to estimate the value post spin-off of Ashford Prime.  We then added the average debt, adjusted for the outstanding debt that was associated with Ashford Prime, and the average preferred stock outstanding.  In order to best reflect the TMC of Ashford Trust after the spin-off of Ashford Inc., an estimate of the Ashford Inc. TMC was determined.  In order to determine a factually supportable estimate of the Ashford Inc. TMC, management utilized market data and an analysis provided by Ashford Trust’s financial advisor, taking into account net income multiples, together with liquidity, operating history and anticipated market capitalization.  The estimated Ashford Inc. TMC was then subtracted from the estimated Ashford Trust TMC to derive the adjusted Ashford Trust TMC.  The quarterly TMCs were then multiplied by 0.70% to determine the base advisory fee earned from Ashford Trust.  This is the amount represented by adjustment (CC).

In preparing the pro forma financial statements management concluded that the minimum base fee was not the best estimate of the revenues that will be earned by Ashford Inc. as the minimum base fee is intended to be a floor to protect against a severe downturn in the economy.

The Separation and Distribution, page 15

18.                               We note that you have not yet included disclosure in this section or in your expanded disclosures beginning on page 36 regarding the actual distribution ratio and will continue to monitor future amendments for such disclosure.

We have revised the disclosure throughout the information statement to include the distribution ratio if Ashford Trust is able to distribute 100% of common stock of Ashford Inc.  However, as explained in the information statement, the distribution may be less than 100% if it would jeopardize the REIT status of Ashford Trust.  The minimum distribution ratio has not yet been determined, but Ashford Inc. will include such disclosure as soon as possible via an amendment to its registration statement on Form 10.

Kristina Aberg

May 14, 2014

Risk Factors, page 20

General

19.                               Please note that this section should discuss all material risks. As such, please revise the introductory narrative to remove the qualifying language referring to additional and immaterial risks not discussed in this section.

We have made the requested revision on page 20 of the Information Statement.

Risks Related to Our Business

We are subject to substantial regulation…, page 21

20.                               Please update your disclosure in your amendment to address all regulations to which your business is subject.

We have updated the disclosure on page 21 of the Information Statement to clarify that Ashford Inc. will be subject to regulation by “the SEC, the IRS, and other federal, state and local governmental bodies and agencies.”

Our Mutual Exclusivity Agreement, page 55

21.                               Please expand your disclosure in this section to better discuss and quantify the property management fees, project management fees and development fees generated by Remington. With a view toward improved disclosure, please tell us whether such fees are captured under the “Additional Services” provision under which Ashford Prime and Ashford Trust may reimburse you or whether these fees are solely borne by Ashford Inc. We may have further comments based on your response.

The mutual exclusivity agreement does provide for a possible scenario in which Ashford Inc. could acquire or develop hotel properties and, as a result, incur fees due to Remington under the mutual exclusivity agreement.  However, the business strategy of Ashford Inc. does not currently contemplate the acquisition or development of any hotels by Ashford Inc.  Rather, after completion of the separation and distribution, Ashford Inc. will serve as an external advisor and asset manager to Ashford Trust and Ashford Prime and will not directly own any hotel properties for which it could hire Remington to provide property management, project management or development services.  Further, any fees generated in connection with property management, project management and development services provided by Remington to either Ashford Trust or Ashford Prime will be paid directly by Ashford Trust or Ashford Prime, as applicable.  “Additional Services” are intended to be additional services that may be requested by either Ashford Trust or Ashford Prime to be provided to such requesting entity directly by Ashford Inc., which will not include any services provided by Remington to such entities.  We have

Kristina Aberg

May 14, 2014

revised the disclosure to clarify the impact of the mutual exclusivity agreement with Remington on the future stockholders of Ashford Inc.

22.                               Please also discuss the “development services” aspect of Remington’s role in greater detail. For instance, explain whether Remington is responsible for identifying investment opportunities for Ashford Trust or Ashford Prime. If so, please also add summary risk factor disclosure, as appropriate, to highlight the attending risk.

We have revised our disclosure on pages 13, 55 and 88 to clarify the types of services, including the development services, to be provided by Remington.  Given the nature of Ashford Inc.’s business as an external advisor and asset manager that does not currently own any hotel properties for which it could hire Remington to provide property management, project management or development services at this time, Ashford Inc. does not believe that additional risk factor disclosure regarding such potential fees is appropriate, as these fees do not represent a material risk to future Ashford Inc. stockholders.

Directors and Executive Officers

Board of Directors

Biographical Information of Director Nominees, page 71

23.                               Note that we will continue to monitor future amendments for disclosures required under Item 401(e) of Regulation S-K.

We acknowledge the Staff’s comment regarding monitoring future amendments for disclosures required under Item 401(e) of Regulation S-K.  Ashford Inc. will include such disclosure as soon as possible via an amendment to its registration statement on Form 10.

* * *

Kristina Aberg

May 14, 2014

Ashford Inc. has authorized the undersigned to acknowledge, on behalf of the Company, that, in connection with this response:

•                  Ashford Inc. is responsible for the adequacy and accuracy of the disclosure in its registration statement on Form 10 (001-36400);

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s registration statement on Form 10 (001-36400); and

•                  Ashford Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For further clarity, please see Exhibit A, in which Ashford Inc. has directly made the acknowledgments noted above.  We respectfully submit the foregoing for your consideration in response to your comment letter dated May 8, 2014.  If you have any further questions concerning this filing, please contact me at (214) 659-4461.

Sincerely,

/s/ Muriel C. McFarling
Muriel C. McFarling

cc:                                David A. Brooks
Deric Eubanks
David Kimichik
Mark Nunneley

Exhibit A

May 14, 2014

Kristina Aberg

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C.  20549-1090

Re:                              Ashford Inc.

Registration Statement on Form 10-12(b)

Filed April 7, 2014

File No. 001-36400

Dear Ms. Aberg:

In response to the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated May 8, 2014, in connection with the above-captioned Registration Statement on Form 10 (001-36400) (the “Registration Statement”) of Ashford Inc. (“Ashford Inc.”), Ashford Inc. hereby acknowledges that:

•                  Ashford Inc. is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  Ashford Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact our counsel, Muriel McFarling, at (214) 659-4461.

Very truly yours,

/s/ David A. Brooks
David A. Brooks
Chief Operating Officer and General Counsel